UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION
(the “Company”)

MATERIAL CHANGE REPORT

FORM 51-102F3

1.NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.DATE OF MATERIAL CHANGE

November 19, 2024

3.NEWS RELEASE

The news release announcing this material change was issued and disseminated on November 19, 2024 in Canada and the United States through the facilities of a newswire service.

4.    SUMMARY OF MATERIAL CHANGE

On November 19, 2024, the Company announced that its wholly-owned subsidiary, Methanex US Operations Inc., had priced an offering of US$600 million aggregate principal amount of 6.250% senior unsecured notes due 2032.

5.    FULL DESCRIPTION OF MATERIAL CHANGE

5.1    FULL DESCRIPTION OF MATERIAL CHANGE

On November 19, 2024, the Company announced that its wholly-owned subsidiary, Methanex US Operations Inc., had priced an offering of US$600 million aggregate principal amount of 6.250% senior unsecured notes due 2032 in a private offering (the “Offering”) exempt from the registration requirements of the United States Securities Act of 1933, as amended. The Offering closed on November 22, 2024.

The notes were issued at a price of 99.289% of the aggregate principal amount, with an effective yield to maturity of 6.375%, and are guaranteed on a senior basis by the Company. The Company intends to use the net proceeds from the Offering to fund a portion of the cash purchase price of its previously announced agreement to acquire OCI Global’s international methanol business (the “OCI Acquisition”) and for general corporate purposes.

The notes will be subject to a special mandatory redemption if either (a) the OCI Acquisition is not completed within the time period required by the related acquisition agreement, as it may be extended (but in no event later than May 31, 2026) or (b) the Company publicly announces that it will not proceed with the OCI Acquisition for any reason, as further described in the terms of the notes.

5.2    DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.    OMITTED INFORMATION

Not applicable.

8.    EXECUTIVE OFFICER

For further information, contact:

Kevin Price
Senior Vice President, General Counsel & Corporate Secretary
604-661-2658

9.    DATE OF REPORT

November 29, 2024

Cautionary Statements Regarding Forward-Looking Information

The information in this material change report contains certain forward-looking statements, including within the meaning of applicable securities laws in Canada and the United States. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “continue”, “demonstrate”, “expect”, “may”, "call for", “can”, “will”, “believe”, “would” and similar expressions and include statements relating to, among other things the anticipated use of the proceeds of the Offering, the completion of the OCI Acquisition and the contingencies surrounding the special mandatory redemption. Forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those that impact our ability to complete and generate the expected benefits of the Transaction and risks and uncertainties attendant producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. The Company does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 29, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary